Via Facsimile and U.S. Mail
Mail Stop 6010

February 21, 2007

Mr. Daniel M. Junius
Executive Vice President and
Chief Financial Officer
ImmunoGen, Inc.
128 Sidney Street
Cambridge, MA 02139

Re: **Form 10-K for the Fiscal Year Ended June 30, 2006**
Filed August 28, 2006
File No. 000-17999

Dear Mr. Junius,

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant